Exhibit 99.1

ParaZero Partners with Drone Nerds to Expand SafeAir Systems Reach Across North America

Tel Aviv, Israel, Nov. 26, 2024 (GLOBE NEWSWIRE) -- ParaZero Technologies Ltd. (Nasdaq: PRZO) (the “Company” or “ParaZero”), an aerospace company focused on safety systems for defense and commercial drones and urban air mobility aircraft, announced today that it has partnering with Drone Nerds Inc., one of North America’s largest enterprise drone solution providers. This collaboration marks a significant step forward in making ParaZero’s innovative SafeAir Parachute Recovery System accessible to enterprise customers across industries as the Company expands its reach across in North America.

The ParaZero SafeAir System is designed to autonomously detect and mitigate flight risks in real-time. The system empowers drone operators with a robust safety solution to ensure mission continuity, even in the most complex operational environments.

By integrating flight pattern monitoring and autonomous response mechanisms, including parachute deployment and audible alerts, the SafeAir system safeguards people, property and valuable drone assets. Through this partnership, Drone Nerds will introduce SafeAir to a broader customer base, enhancing operational safety and compliance for enterprise users.

Boaz Shetzer, CEO of ParaZero, commented: ” Our partnership with Drone Nerds is a major milestone for ParaZero as we continue to expand our footprint in North America. We believe that Drone Nerds’ extensive reach and commitment to excellence align perfectly with our mission to elevate drone safety standards and enable advanced UAS operations including Operation Over People and BVLOS.”

Drone Nerds, known for its unparalleled expertise in drone solutions, will offer the SafeAir System across its expansive network of enterprise clients, serving industries such as public safety, agriculture, energy, and construction.

“As part of our commitment to providing innovative solutions, we’re thrilled to introduce SafeAir to our lineup,” stated Jeremy Schneiderman, CEO of Drone Nerds. “This technology gives operators the assurance they need to safely scale their drone missions and explore new possibilities, even in challenging environments.”

SafeAir is recognized globally for meeting the highest safety certifications, including ASTM standards, and earning approvals from both the FAA and EASA. These accolades position the system as an essential tool for enterprises seeking to scale drone operations, from BVLOS (Beyond Visual Line of Sight) missions to operations over people and drone delivery.

About ParaZero Technologies

ParaZero (Nasdaq: PRZO) is a leading developer of autonomous parachute safety systems technologies for commercial and military platforms as well as for urban air mobility (UAM) aircraft. Started in 2014 by a passionate group of aviation professionals and drone industry veterans, ParaZero develope and manufacture smart, autonomous parachute safety systems designed to enable safe flight operations over populated areas and beyond-visual-line-of-sight (BVLOS) as well as for various military applications including Counter UAS. For more information about ParaZero, please visit https://parazero.com/

About DroneNerds

Established in 2014, Drone Nerds focuses on ensuring its customers have the right UAV solution for their unique operational needs. With its proprietary Always Flying™ program, Drone Nerds provides reliability and assurance for enterprise implementations across industry verticals, including public safety, government, agriculture, construction, energy, inspection, and more.

For more information, visit https://enterprise.dronenerds.com/

Forward- looking statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, ParaZero is using forward-looking statements when it discusses expanding its reach across North America and its mission to elevate drone safety standards and enable advanced UAS operations including Operation Over People and BVLOS . Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on From 20-F for the year ended December 31, 2023. Forward- looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. ParaZero is not responsible for the content of third-party websites.

Investor Relations Contact:

Michal Efraty
Investor Relations
michal@efraty.com